SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
----------------

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)


(AMENDMENT No. 8 SCHEDULE 13D)
Under the Securities Exchange Act of 1934


WARWICK VALLEY TELEPHONE COMPANY
-----------------------------------------------------------

(Name of Issuer)


COMMON STOCK, PAR VALUE $1.00 PER SHARE
-----------------------------------------------------------
(Title of Class of Securities)


936750108
-----------------------------------------------------------
(CUSIP Number)


SANTA MONICA PARTNERS, L.P.
1865 Palmer Avenue
Larchmont, NY  10538
914-833-0875
-----------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

N/A
-----------------------------------------------------------
(Date of Event that Requires Filing of This Statement)








(Continued on following pages)
(Page 1 of 14 Pages)

CUSIP No. 936750108                     13D/A
Page 2 of 14 Pages
___________________________________________________________

1    NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY)

SANTA MONICA PARTNERS, L.P.
13-3100474
___________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [X]

(b)  [_]

___________________________________________________________

3    SEC USE ONLY

___________________________________________________________

4    SOURCE OF FUNDS

WC
___________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
___________________________________________________________

7    SOLE VOTING POWER
NUMBER OF              N/A
SHARES		--------------------------------------
BENEFICIALLY	8    SHARED VOTING POWER
		OWNED BY		     N/A
EACH REPORTING	--------------------------------------
		PERSON WITH		9    SOLE DISPOSITIVE POWER
OWNED BY		     N/A
--------------------------------------
				     10   SHARED DISPOSITIVE POWER
					     N/A
	    _____________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

N/A (LESS THAN 5%)
	    ______________________________________________________________

CUSIP No. 936750108                     13D/A
Page 3 of 14 Pages


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES 		[_]
___________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
N/A
___________________________________________________________

14   TYPE OF REPORTING PERSON

PN
______________________________________________________

1    NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY)

SMP ASSET MANAGEMENT LLC
___________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [X]
(b)  [_]
___________________________________________________________

3    SEC USE ONLY

___________________________________________________________

4    SOURCE OF FUNDS

OO
___________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
___________________________________________________________

7    SOLE VOTING POWER
NUMBER OF              N/A
SHARES		--------------------------------------
BENEFICIALLY	8    SHARED VOTING POWER
		OWNED BY		     N/A
EACH REPORTING	--------------------------------------
		PERSON WITH		9    SOLE DISPOSITIVE POWER
OWNED BY		     N/A
10   SHARED DISPOSITIVE POWER
					     N/A

_____________________________________________________________

CUSIP No. 936750108                     13D/A
Page 4 of 14 Pages


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

N/A
	    ______________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES 		[_]

___________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

N/A
___________________________________________________________

14   TYPE OF REPORTING PERSON

OO (LLC)
__________________________________________________________

The inclusion of SMP Asset Management LLC in this statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.



WARWICK VALLEY TELEPHONE COMPANY SCHEDULE 13D/A
       (AMENDMENT No. 8 SCHEDULE 13D)


Item 1.  Security and Issuer.

This statement on Schedule 13D/A (this "Statement") relates to the common stock with $1.00 par value (the
"Shares") of Warwick Valley Telephone Company (the
"Issuer"). The principal offices of the Issuer are located at 47 Main Street, Warwick, New York 10990.


Item 2.   Identity and Background.

(a) Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, this Statement is being filed by Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners") 1865 Palmer Avenue,
Larchmont, NY 10538.

CUSIP No. 936750108                     13D/A
Page 5 of 14 Pages


Item 3.  Source and Amount of Funds or Other Consideration.
N/A

Item 4.  Purpose of Transaction.

On February 1, 2005 Santa Monica Partners (SMP) requested that Warwick Valley Telephone Company (WWVYE)provide SMP with its shareholder mailing lists. After three months of bickering WWVYE finally provided SMP with the beneficial and NOBO lists on May 2, 2005.

SMP has written to Warwick Valley Telephone Company's
President and Board of Directors numerous times with suggestions for enhancing shareholder value. Because SMP felt its communications were falling on deaf ears and Warwick Valley Telephone Company was unresponsive, SMP decided to communicate directly with the company's owners, namely the stockholders.

Warwick Valley Telephone Company's insiders, i.e. all directors and executive officers as a group (27 persons) were last reported to have owned only 6.22% of the company's outstanding shares (proxy statement dated March
29, 2004).

Therefore, SMP wanted to communicate with the 93.78% majority of the shareholders. On May 10 through May 12 SMP mailed a letter (and a summary) dated May 9, 2005 to the Warwick Valley Telephone Company shareholders.


Item 5.  Interest in Securities of the Issuer.

(a) N/A Less than 5% ownership


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None


Item 7.  Material to be filed as Exhibits.


Exhibit 1:

May 9, 2005 Santa Monica Partners' letter (and a summary) to the Warwick Valley Telephone Company's shareholders.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUSIP No. 936750108                     13D/A
Page 6 of 14 Pages


Dated:  May 12, 2005

SANTA MONICA PARTNERS, L.P.
By: SMP ASSET MANAGEMENT LLC


By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SMP ASSET MANAGEMENT LLC


By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations
(see 18 U.S.C. 1001).

CUSIP No. 936750108                     13D/A
Page 7 of 14 Pages

Exhibit 1:
SANTA MONICA PARTNERS, L.P.
1865 PALMER AVENUE
LARCHMONT, NY  10538
WWW.SMPLP.COM
914.833.0875    ljgoldstein@bloomberg.net    Fax: 914.833.1068



May 9, 2005


Dear Fellow Warwick Valley Telephone Company Shareholder:

We are long-time shareholders of Warwick Valley Telephone Company
(WWVY). We believe that although the company has challenges facing it, as do many other telecommunication companies, WWVY has material strengths that are not being effectively utilized. But because management and the board of directors appears to lack the efficiency, effectiveness, and the interest to enhance shareholder value as they would like to have us believe, and things aren't exactly "humming along," the stock price is being held down.

Based on our own independent research and analysis it is our conclusion that Warwick Valley Telephone Company (WWVY) shares are worth at least $39 per share. But as you know, the stock price languishes at $21 per share as we write this letter, down 38% from $34, where it was trading just a year and a half ago.

Thus, we firmly believe that our shares are enormously undervalued. But we also believe it will take some action on the part of shareholders to bring this value out and enable the enhancement of shareholder value.

Allow us to explain to you exactly why we believe Warwick's stock is worth $39 per share, what is preventing it from selling at its true worth and what may be causing it to sell at a low $21 per share and finally, what you can do to help bring our value back.

Management Lacks Readiness and Efficiency

Delisting by NASDAQ is threatened.

Our stock symbol has had a demeaning "E" added to it (WWVYE).

We have not received the Annual Report for last year, nor have we seen the usual Proxy Statement or annual meeting notice.

April has now come and gone and there was no annual meeting this year as there has always been for nearly 100 years. In fact, in a press release issued a month ago, the Company stated that there was a problem with "internal control over financial reporting" and an "extra" $1.5 million had to be expended to deal with it. Sarbanes-Oxley (SarBox) compliance was given as one excuse.

CUSIP No. 936750108                     13D/A
Page 8 of 14 Pages



First of all, why wasn't the Company prepared to deal with new regulations of SarBox? Second, why didn't the
Company already have in place the internal controls required? Third, if they must spend an extra $1.5 million on these accounting fixes why is it that they still can't comply on time as other public companies have? Certainly this is a very serious indication of both poor and mismanagement.

The Company stated in the same press release, "due to the complex nature of the requirements of Section 404 of Sarbanes-Oxley. the Company has encountered unanticipated delays in connection with its evaluation and testing." We find this unacceptable. Sarbanes-Oxley was created in 2002 which outlined the new requirements for internal controls and measures needed to comply. Now, in 2005 the Company is still testing and evaluating? Is this not a clear indication that management lacks readiness and efficiency?

Why We Believe Warwick Valley Telephone Company is Worth $39 Per Share and Management Continues to Fail in Their Effort to Maximize
Shareholder Value

Warwick is comprised of two parts: a highly valuable and growing portfolio of investments and a plain old telephone system (POTS) business.

Warwick's outstanding and most valuable investment is its enormously successful Orange County/Poughkeepsie Cellular Limited Partnership
(OCP). OCP is a passive investment managed, and 85% owned, by the telecommunication giant, Verizon Communications.

Warwick Valley Telephone owns a 7.5% interest in the OCP, which is, arguably, the fastest growing, most profitable, financially strongest, company in the world.

Let's consider the financial metrics of our OCP investment.

Last year (as yet unreported), net sales were some $165 million, an increase of 14% over 2003. In 2003 the OCP had net sales of $144,643,000, up 26.2% from $114,591,000 in 2002.

Net Income in 2004 (not yet reported) was about $143 million, a gain of some 18% over the prior year. Net income in 2003 was $121,568,000 versus $97,369,000 in 2002, an increase of 24.9%.

In just seven short years, the OCP has seen its net income grow twelve-fold from $8.4 million in 1997 to about $143 million last year.

The OCP Is Enormously Profitable And A Pillar of Financial Strength

Quarter after quarter, year after year, the OCP has seen its profit margins grow. In the latest quarter, the profit margin was an extraordinary 87%. Return on equity (ROE) approximated an unheard-of 300%.

CUSIP No. 936750108                     13D/A
Page 9 of 14 Pages


More incredible is the fact that this 300% ROE has been earned despite the OCP utilizing no financial leverage (it has no debt), having virtually no liabilities and its net worth being equal to 98% of its assets.

Clearly, it is an understatement to say that the OCP is vastly overcapitalized.

We know of no other company that grows like this, has profit margins as high and, despite being so highly overcapitalized, its net worth and assets are nearly equal so that it has no liabilities, is still able to earn three times its shareholders equity in a single year. The OCP has been and continues to be a fantastic cash-generating machine.

We find it peculiar that management has never discussed this fact.
Don't you?

As mentioned, WWVY owns 7.5% of this spectacular and clearly very valuable company and it usually receives its entire share of the OCP's annual net earnings in cash.

What We Believe the OCP Is Worth

WWVY's share of the OCP is currently operating at an annual run rate of about $11 million. Based on the history of the OCP, let us assume it pays this sum in cash to WWVY. Based on Warwick having 5.4 million shares outstanding, this would amount to more than $2 per share.

Were the 7.5% limited partnership interest in the OCP a stand-alone stock paying a $2 per share dividend traded on a 7% current yield basis, which is certainly very possible and in fact a generous yield for a growth stock in today's low interest rate environment, it would be worth $28.50 per share. It may even trade on a 5% yield and thus be worth $40 per share.

In a worst-case scenario let's say it trades on a 9.5% current yield basis making the stock $21. Coincidentally, this is what WWVY is trading at today but with only a 3.8% yield. Suffice to say, it is highly unlikely that the OCP would trade with a yield as high as 9.5% since WWVY only pays an 80-cent dividend and this new OCP Company would pay $2 per share or 2.5 times as much.

What the POTS Is Worth

The POTS business is currently worth, on an EBITDA basis, a standard measurement for valuation using comparable small independent telephone companies, about $11 per WWVY share, based upon WWVY's latest twelve-month figures. Although WWVY casts itself as an operating telephone company, the passive OCP investment accounts for 85% of the company's pre-tax profits while its plain old telephone system (POTS) business only contributes 15% of Warwick's pre-tax income today.

CUSIP No. 936750108                     13D/A
Page 10 of 14 Pages


Thus, the combined value of WWVY's two major parts is about $39 per share.

Why is WWVY Trading At $21 Per Share If It Is Worth $39?

Simple. the company is pouring the good cash earned by its excellent investment portfolio into a bad and failing plain old telephone business. The POTS business is "growing" to be an unimportant and negligible contributor to WWVY's earnings. Whereas a dozen years ago the POTS accounted for 100% of profit, today it provides just 15%. Yet it is receiving all of the company's capital expenditures, the cash for which is being supplied by the OCP. Pouring good money into a bad business makes absolutely no sense to us.

What Can Be Done About This?

We believe there are several, tax-free and tax efficient, ways in which the Company can effectively realize the full values of Warwick Valley Telephone and its parts and enhance shareholder value. We also recognize that there are securities, tax and corporate law issues that need to be addressed, but that the benefits are such that it is well worth the effort and expense.

Permit us to explain to you just one of the several possible ways in which this might be accomplished tax-free.

We believe that if WWVY will merely spin-off its operating telephone business to shareholders (all of the assets and all the liabilities) so that we would own two separate stocks and the exact same number of shares of each that we own of WWVY today, the operating company could easily operate and stand on its own. Thus, the various passive investments remaining would stand on their own. This would be the investment company. The investment company entity managed by the exact same officers and Board of Directors of the telephone company would be able to pay out most of its net income, that is the $11 million or $2 per share it presently collects from its OCP passive investment.

Income from the OCP as noted has been growing annually and currently amounts to $2 per share compared to the $0.80 per share dividend now being paid by WWVY. Thus, our dividend would instantly increase two and a half times. Clearly, this situation would create a highly effective synergy whereas one plus one equals much more than two!

Our investment company stock with the OCP as its principal investment could soar above the present $21 per share WWVY stock price and the separate POTS shares would produce additional value for shareholders as well.

Again we believe that this is but one way of several ways that WWVY may be restructured to any of a variety of pass-through entities that will enable the cash received from the OCP to be paid out on a tax-free basis so that the pretax income could all

CUSIP No. 936750108                     13D/A
Page 11 of 14 Pages


be paid out to shareholders. This would currently allow the dividend to be increased immediately from $0.80 to $2 per share.
 We would like, and have been trying for a long time now, to discuss with management our ideas and suggestions anytime. It continues to disappoint us that management refuses to hear us out - we can not understand why they would deliberately chose to ignore us when we have a way for shareholders to see nearly a double in their stock. One is left to wonder what the Board of Directors perceives to be in its own self interest that makes it unwilling to sit down with us in an open forum to discuss of our suggestions to enhance shareholder value. Do they have a conflict of interest - a clear violation of fiduciary responsibility to shareholders?

What You Can Do To Help Make This Happen!

Ask President Herb Gareiss, Board Chairman Wisner Buckbee and the Board of Directors to provide us an opportunity to fully discuss in an open forum, our suggestion for shareholder value enhancement. We merely want an opportunity to have a conversation and voice our thoughts and opinion and discuss our suggestions to enhance shareholder value.

After all, according to the annual proxy statement "WVVY's Board of Directors believes that the purpose of corporate governance is to maximize shareholder value in a manner consistent with legal requirement and the highest standards of integrity" The same document year after year says "the (Board's) philosophy (is) that each director and each executive officer will lead by example and foster a culture that emphasizes trust, integrity, honesty, judgment, respect, managerial courage and responsibility."

The Board has also indicated it recognizes that it has a fiduciary responsibility to represent shareholders and their views and therefore, shareholders, in turn, have a right to address and be heard by management and its Board. The Company has also enunciated its goal and objective as "seeking to enhance shareholder value."

You may recall that on February 24, 2005 President Herb Gareiss sent shareholders a newsletter in which he wrote, "We will continue to communicate updates to our shareholders and, as always, we welcome your feedback and questions."

We have written at least a dozen times to our Chief Executive Office Mr. Gareiss and also to our Board Chairman Mr. Buckbee with questions, feedback and a request to meet to discuss our specific suggestions to enhance shareholder value. Unfortunately, we have heard only deafening silence.

Moreover, there has not been another shareholder newsletter, not in March, April or to date in May either. Only ill winds are blowing on shareholders and as you as well aware, our stock remains down.

Take a few minutes to voice your own opinion. You have absolutely nothing to lose and everything to gain.


PLEASE WRITE OR CALL TODAY

CUSIP No. 936750108                     13D/A
Page 12 of 14 Pages


Mr. Wisner H. Buckbee, Chairman

And/or

Mr. Herbert Gareiss Jr., President and Chief Executive Officer

Telephone: 1-845-986-8080
Email:  H.GAREISS@WVTC.COM

WARWICK VALLEY TELEPHONE COMPANY
47 Main Street
Warwick, New York  1099

Should you have any questions, comments, or want any additional information, please telephone us at our New York office at (914) 833-0875 or our Connecticut office at (203) 221-8701. We can also be reached via email at the addresses below.


Thank you,

Lawrence J. Goldstein 			Joshua M. Eudowe
LJG@smplp.com				JEudowe@smplp.com

CUSIP No. 936750108                     13D/A
Page 13 of 14 Pages



WARWICK VALLEY TELEPHONE COMPANY (WWVY)
SUMMARY


?	Your Warwick Valley Telephone Company shares may be worth $39 per share!
?	The Orange County/Poughkeepsie Cellular Partnership (OCP), in which
Warwick owns a 7.5% interest, is arguably the fastest growing, most profitable, financially strongest, company in the world
?	The OCP alone can pay a $2.00 per share dividend to shareholders
?	The OCP could trade at $28.50 per share if it is separated from WWVY
?	The plain old telephone system (POTS) business is currently worth about $11 per WWVY share
?	The combined value of Warwick's two major parts is about $39 per share

Management lacks readiness and efficiency as the delisting of our stock by NASDAQ is threatened. Our stock symbol has already had a demeaning "E" added to it (WWVYE). As we write to you, we still have not received the Annual Report for last year, nor have we seen the usual Proxy Statement or annual meeting notice. There is a problem with "internal control over financial reporting" and an "extra" $1.5 million had to be expended to deal with it. Sarbanes-Oxley (SarBox) compliance was given as one excuse. The Company was unprepared to deal with regulations of SarBox, didn't have required internal controls, must spend an extra $1.5 million on accounting fixes and still can't comply on time; a very serious indication of both poor and mismanagement.

WWVY is trading at $21 per share when it is worth $39 per share because the company is pouring good cash earned by its excellent investment portfolio into a bad and failing plain old telephone business. The POTS business is "growing" to be an unimportant and negligible contributor to WWVY's earnings. A dozen years ago the POTS accounted for 100% of the profit, whereas today it provides just 15%. Yet, it continues to receive all of the company's capital expenditures, the cash for which is being supplied by the OCP. Where is the sense to this?

What can be done about this? The successful investment portfolio, particularly the outstanding investment in the OCP, with its steadily increasing cash flow can be separated from the POTS business into two separate entities with two separate stocks. One would be the Investment Company, the other, the spun-off POTS, would be the operating telephone business. OCP could pay a $2.00 dividend and trade at $28.50 and the POTS could trade at $11. Shareholders would own two stocks together worth about $39.

Our WWVY stock price languishes at $21 per share today, down 38% from $34 where it was trading just a year and a half ago. We believe that this can be changed and our stock can once again see these higher levels.

CUSIP No. 936750108                     13D/A
Page 14 of 14 Pages


You have absolutely nothing to lose, but have everything to gain.

We urge you to call, send an email, write a letter, ask to visit our President & CEO Mr. Herbert Gareiss Jr. and our Chairman Mr. Wisner H. Buckbee and members of the Board of Directors and to tell them you want the Company to spin-off the POTS business and give us one share of it for each share we now own of WWVY.

PLEASE WRITE OR CALL WARWICK VALLEY TELEPHONE TODAY

Mr. Wisner H. Buckbee, Chairman (and/or) Mr. Herbert Gareiss Jr.,
President and Chief Executive Officer

Telephone: 1-845-986-8080
Email:  H.GAREISS@WVTC.COM

WARWICK VALLEY TELEPHONE COMPANY
47 Main Street
Warwick, N.Y.   1099

CONTACT US

Should you have any questions, comments, or want any additional information or care to discuss further, please call 914-833-0875, or email us.

Lawrence J. Goldstein 		Josh M. Eudowe
LJG@smplp.com			JEudowe@smplp.com